UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 18, 2014

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VIMPELCOM AND GLOBAL TELECOM HOLDING ANNOUNCE

A STRATEGIC PARTNERSHIP WITH THE ALGERIAN FONDS NATIONAL

D’INVESTISSEMENT AND A SUCCESSFUL RESOLUTION IN ALGERIA

Amsterdam, Cairo (April 18, 2014)—VimpelCom Ltd (“VimpelCom”) (NASDAQ: VIP) and Global Telecom Holding S.A.E. (“GTH”) (EGX: GTHE, LSE: GLTD) today announce the signing of a share purchase agreement (the “Share Purchase Agreement”) for the sale by GTH of a 51% interest in Orascom Telecom Algérie SpA (“OTA” or “Djezzy”) to the Fonds National d’lnvestissement (the “FNI”), the Algerian National Investment Fund, for a purchase consideration of USD 2.643 billion.

OTA will distribute a dividend of USD 1.862 billion to GTH immediately prior to the closing of the transaction (“Closing”), which is expected to occur by the end of 2014.

The total dividends and proceeds due to GTH at Closing are expected to amount to USD 4.0 billion, net of all taxes and after the settlement of all outstanding disputes between the parties and the payment of associated fines. All proceeds will be used to pay down the outstanding shareholder loans provided by VimpelCom to GTH.

GTH and the FNI will enter into a shareholders agreement (“the Shareholders Agreement”), effective as of Closing, which will govern their relationship as shareholders in OTA going forward. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to fully consolidate OTA. This partnership with the FNI provides OTA with a strong and stable shareholder structure on which to build and strengthen its operations in Algeria.

Jo Lunder, Chief Executive Officer of VimpelCom, commented: “This favorable long-term agreement and settlement represents a successful outcome for all stakeholders. For VimpelCom and GTH, this value accretive transaction releases USD 4.0 billion in cash proceeds to pay down gross debt. For GTH and Djezzy, it resolves our dispute in Algeria and allows us to solidify our strong leadership position in Algeria by enabling us to further invest in a high speed 3G network to take full advantage of the potential for mobile data growth in the country. We look forward to working with our new partner, the Algerian National Investment Fund, to drive the business forward and to create significant long-term value for all of our stakeholders in line with our strategic Value Agenda.”

The terms of the Share Purchase Agreement and the Shareholders Agreement have been approved by the Algerian Conseil des Participations de I’Etat, the Conseil de Direction of the FNI, the VimpelCom Supervisory Board and the Global Telecom Holding Board of Directors.

Prior to Closing and in order to facilitate the Closing OTA will contribute its operations (the “Contribution”) to Optimum Telecom Algérie S.p.A. (“Optimum”), a wholly-owned subsidiary of OTA. In addition, at or prior to closing, Optimum intends to establish a credit facility with a syndicate of local banks in an amount of up to 82 billion dinars (approximately USD 1.0 billion).

Shareholders Agreement

GTH and the FNI along with VimpelCom, OTA and Optimum will enter into the Shareholders Agreement at Closing to govern the relationship of GTH and the FNI as shareholders and partners in OTA and the operations of Optimum.

Pursuant to the Shareholders Agreement, GTH and VimpelCom will continue to fully consolidate OTA. GTH will retain operational control over each of OTA and Optimum with certain enumerated strategic decisions being subject to a supermajority vote of the respective boards (including the affirmative vote of at least one director representing GTH and the FNI). OTA will pay future dividends to its shareholders out of available free cash flow, targeting a pay-out ratio of not less than 42.5% of consolidated net income.

Transfers of the parties’ respective shareholdings in OTA are not permitted during the first 7 years following the Closing other than to certain affiliates. Each of GTH and the FNI will have a put option and call option, respectively, at fair market value on GTH’s OTA shares on the 7th anniversary of Closing, as well as upon the occurrence of certain specific events.

Settlement of Disputes

The foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 will be lifted on Closing, following the payment by OTA to the Algerian Treasury of the fine of 99 billion Algerian dinars (equivalent to approximately USD 1.3 billion). At Closing, OTA will definitively discontinue (with no admission of wrongdoing or liability) all pending related proceedings.

At Closing, OTA will definitively discontinue (with no admission of wrongdoing or liability) all pending proceedings relating to the disputes with the Algerian tax administration relating to tax reassessments for the years 2004 to 2009. OTA will write off in its accounts the related tax receivable in its balance sheet.

As a result of the settlement of these disputes, both GTH and VimpelCom will take a one-off charge of USD 2.0 billion in their 2013 Financial Statements.

Upon signing of the Share Purchase Agreement, GTH suspended its current arbitration against the Algerian State initiated on April 12, 2012 and, upon Closing, the parties to the arbitration will settle the arbitration and all claims relating thereto.

Agreement with OTA’s minority shareholder Cevital

In addition, Cevital S.p.A. (“Cevital”), which holds just over 3% of OTA shares, has signed a Framework Agreement with GTH under which the existing OTA shareholder arrangements will be terminated and GTH will acquire Cevital’s OTA shares. In exchange for a purchase consideration of USD 178 million (equivalent to the implied price at which the FNI is acquiring its 51% stake) and the right to USD 56 million from OTA’s pre-Closing dividend, GTH will transfer to Cevital the shares of a wholly-owned subsidiary which will hold five year convertible bonds issued by VimpelCom in the principal amount of USD 234 million. The VimpelCom bonds will pay interest at an annual rate of 3.75% and will be convertible into VimpelCom ADSs at a conversion price equal to a premium of 40% above the prevailing ADS price at the time of issue.

As part of the Cevital transaction, GTH will grant Cevital a right to purchase 3.43% of OTA shares for a fixed amount of USD 178 million. Such right may be exercised on the 5th anniversary of Closing (as well as upon the occurrence of certain specific events prior to that time) or at any time between the 5th and 7th anniversaries of Closing. The Cevital transaction is conditional upon negotiation and execution of definitive documentation, receipt of requisite governmental approvals and on Closing of the transaction with the FNI. VimpelCom will guarantee the obligations of GTH in the Cevital transaction. In case the Closing does not take place, GTH and Cevital have also agreed in principle to negotiate agreements under which GTH will pay Cevital 3.43% of the net amount, if any, collected by GTH in the arbitration against the Algerian State in exchange for Cevital transferring all of its OTA shares to GTH and terminating the current OTA shareholder arrangements.

Closing

The conditions precedent to Closing include, amongst others, the completion of the Contribution, Optimum obtaining the credit facility of up to 82 billion Algerian dinars (equivalent to approximately USD 1.0 billion), the payment of the pre-Closing dividend of USD 1.862 billion to GTH, the irrevocable termination of the existing shareholders agreement entered into with Cevital, the receipt of necessary approvals by the shareholders of GTH and the receipt of necessary regulatory approvals by the Algerian authorities. The parties expect Closing to occur by the end of 2014.

Disclaimer

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the possible transactions described above and the expected benefits of such transactions. Any statement in this announcement that expresses or implies VimpelCom’s or GTH’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the transactions may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2012, and other public filings made by the VimpelCom with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom and GTH expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. As of December 31, 2013 VimpelCom had 220 million mobile customers. VimpelCom Ltd. is headquartered in Amsterdam, the Netherlands and listed as an ADS on the NASDAQ Global Stock Market under the symbol “VIP”.

About Global Telecom Holding

GTH, which is 51.9% owned by VimpelCom, is a leading international telecommunications company operating mobile networks in high growth markets in the Middle East, Africa and Asia and North America, having a total population under license of approximately 459 million with an average mobile telephony penetration of approximately 57% as of December 31, 2013. GTH operates mobile networks in Algeria (“OTA”), Pakistan (“Mobilink”), and Bangladesh (“banglalink”), and has an indirect equity shareholding in Globalive Wireless Canada (“WIND Mobile”). In addition it has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and through its subsidiary Telecel Globe. GTH also operates in Burundi and the Central African Republic. GTH reached more than 89 million customers as of December 31, 2013. GTH is traded on the Egyptian Exchange under the symbol (GTHE.CA), and on the London Stock Exchange, its GDRs are traded under the symbol (GLTD:LI).

About Orascom Telecom Algérie (Djezzy)

Djezzy operates a mobile network in Algeria and provides a range of prepaid and postpaid products encompassing voice, data and multimedia. In 2013, Djezzy recorded USD 1.796 billion of revenue and USD 1.054 billion of EBITDA. As of December 31, 2013, Djezzy’s network served 17.6 million customers, representing a market share of approximately 53% of total mobile customers in Algeria.

Contact information

Investor Relations	Media and Public Relations

VimpelCom	VimpelCom
Gerbrand Nijman	Bobby Leach/Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

Global Telecom Holding
Mamdouh Abdel Wahab
ir@gtelecom.com
Tel: +202 2461 5120 (Cairo)

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